UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
Washington, D.C. 20549 Form 12b-25	OMB Number: 3235-0058 Expires: January 31, 2002 Estimated average burden hours per response . . . . . . . . . . . . . 2.50

NOTIFICATION OF LATE FILING	SEC FILE NUMBER 1-7677

(Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [ X]Form 10-Q [ ]Form N-SAR	CUSIP NUMBER

For Period Ended:    June 30, 2002

[  ] Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[X]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR

For the Transition Period Ended: ________________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

                                                               LSB INDUSTRIES, INC.
Full Name of Registrant

                                                               16 South Pennsylvania
Address of Principal Executive Office (Street and Number)

                                                              Oklahoma City, Oklahoma 73107
City, State and Zip Code

PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Additional time is needed to complete development of appropriate disclosures for inclusion in the "Notes to Condensed Consolidated Financial Statements" and "Managements Discussion and Analysis of Liquidity and Capital Resources" sections of its Form 10-Q.
(Attach extra sheets if Needed)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV OTHER INFORMATION

  (1)     Name and telephone number of person to contact in regard to this notification

                                 Heidi L. Brown                                                                              (405)                  235-4546
                                             (Name)                                                                              (Area Code)         (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X]Yes [ ]No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X ]Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant's Form 10-Q, when filed, will report an unaudited consolidated net loss of approximately $.7 million for the three months ended June 30, 2002, compared to unaudited consolidated net income of approximately $5.2 million for the three months ended June 30, 2001. The net loss for the three months ended June 30, 2002 includes the affect of a business interruption at a manufacturing facility in the Company's Chemical Business resulting from high winds and a likely tornado (amount not presently determinable); lower profit margins relating to the sales of agricultural products by the Company's Chemical Business (approximately $.9 million); and, reduced sales of explosive products in the Company' Chemical Business as a result of license revocation which occurred in the first quarter of 2002 (approximately $1.5 million). The net income for the three months ended June 30, 2001 included a gain resulting from termination of certain firm purchase commitments of approximately $2.3 million.

                                                                             LSB INDUSTRIES, INC.
 (Name of Registrant as Specified in Charter)

Date: August 14, 2002 LSB INDUSTRIES, INC.

By__/s/ Jimmie D. Jones_______________
      Jimmie D. Jones
     Vice President and Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be field with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T ($232.201 or $232.202 of this chapter) or apply for an adjustment in filing date pursuant to rule 13(b) of Regulation S-T ($232.13(b) of this chapter).